SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 16, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated January 16, 2008 regarding “Sony Ericsson sells over 100 million handsets in 2007”.

PRESS RELEASE	January 16, 2008

Sony Ericsson sells over 100 million handsets in 2007

Q4 Highlights:

•	18% increase in volume year-on-year

•	Continued market share gains and profitable growth

•	Continued investment for the future

2007 Highlights:

•	Over 100 million units sold – more than double global market growth rate

•	Margins remain strong as company shifts to broader portfolio

•	Unit growth underpinned by increased sales of lower priced phones

•	145 million music enabled phones sold to date, of which 57 million were Walkman® phones – maintaining leadership in music

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter ended December 31, 2007 is as follows:

	Q4 2006	Q3 2007	Q4 2007	2006 FY	2007FY
Number of units shipped (million)	26.0	25.9	30.8	74.8	103.4
Sales (Euro m.)	3,782	3,108	3,771	10,959	12,916
Gross Margin (%)	29.0%	30.7%	31.8%	29.1%	30.6%
Operating Income (Euro m.)	484	393	489	1,257	1,544
Operating Margin (%)	12.8%	12.7%	13.0%	11.5%	11.9%
Income before taxes (Euro m.)	50li2	384	501	1,298	1,574
Net Income (Euro m.)	447	267	373	997	1,114

Average Sales Price (Euro)	146	120	123	146	125

Units shipped in the quarter reached 30.8 million, a 18% increase compared to the same period last year, generating continued sequential and year-on-year market share gains. Sales for the quarter were Euro 3,771 million, in line with sales a year ago reflecting a strategic shift to a greater proportion of lower priced handsets in the product portfolio. Income before taxes for the quarter was Euro 501 million in line with a year ago. Net income for the quarter was Euro 373 million.

Sony Ericsson gained market share during the quarter due to the continued success of such products as the K550 Cyber-shot™ and the W200, W300 and W580 Walkman® phones in the Americas and Europe. Although Average Selling Price (ASP) increased slightly sequentially during the quarter, as a result of the introduction of new flag-ship Walkman® and Cyber-shot™ phones such as the W910 and K850 models, the trend for falling ASPs year-on-year reflects the company’s direction to broaden its product portfolio.

“Sony Ericsson finished a very good year, which highlighted how the company has strategically positioned itself to capture market share with an expanded product portfolio. Investments are being made in both R&D and brand building, to deepen the portfolio and strengthen Sony Ericsson’s presence in new and developing markets around the world. Our target remains to become one of the top three players in the industry, and the momentum we established in 2006 and 2007 makes this a realistic and achievable ambition,” said Dick Komiyama, President of Sony Ericsson.

Sony Ericsson estimates the 2007 global handset market as being over 1.1 billion units, in line with previous forecasts. On this basis the company believes it grew market share around 2 percentage points to reach slightly over 9% for the full year 2007 compared to full year 2006.

During the fourth quarter Sony Ericsson announced that it had entered into a series of agreements with Motorola, Inc. whereby Motorola acquired 50% of the share capital in U.I. Holdings BV, the Dutch owner of the Swedish software company UIQ Technology AB, which was acquired by Sony Ericsson from Symbian Ltd. earlier in the year. The transaction was ratified by the appropriate competition authorities during the quarter.

Sony Ericsson announced a number of new products during the quarter including high-end W890 Walkman® and the K630 and the K660 HSDPA web phones. The company also announced its strategy to expand Sony Ericsson’s PlayNow™ digital content distribution application into a full service proposition during 2008.

On November 1, 2007 Sony Ericsson’s president Miles Flint stepped down and Hideki ‘Dick’ Komiyama joined the company to replace him. Dick Komiyama joined Sony Ericsson from Sony Corporation where he was Director, Chairman, Sony Electronics Inc., USA, and Executive Vice President of Electronics Marketing and Sales Strategies of Sony Corporation, Japan.

WALKMAN® and Cyber-shot™ are trademarks or registered trademarks of Sony Corporation.

PlayNow™ is a trademark of Sony Ericsson.

EDITOR’S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement

Consolidated Income Statement – Year-to-Date

Consolidated Income Statement – Isolated Quarters

Consolidated Balance Sheet

Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows – Year-to-Date

Consolidated Statement of Cash Flows – Isolated Quarters

Additional Information:

Net Sales by Market Area by Quarter

- ENDS -

Sony Ericsson Mobile Communications was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. The company serves the worldwide communications market with innovative and feature-rich mobile phones, accessories and PC-cards, and it has R&D sites in Europe, Japan, China, India and America. Sony Ericsson is the title sponsor of the Women’s Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information, please visit www.sonyericsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations

Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations

Shinji Tomita (London) +44 207 444 9713

Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180

Press/Media

Sony Ericsson Corporate Communications & PR

Aldo Liguori (London) +44 208 762 5860

Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Oct-Dec
EUR million	2007	2006	Change
Net sales	3,771	3,782	0%
Cost of sales	-2,573	-2,686	-4%

Gross profit	1,198	1,096	9%
Gross margin %	31.8%	29.0%	3%

Research and development expenses	-349	-256	36%
Selling and administrative expenses	-375	-367	2%

Operating expenses	-724	-623	16%

Other operating income, net	15	10	43%

Operating income	489	484	1%
Operating margin %	13.0%	12.8%	0%

Financial income	19	19	3%
Financial expenses	-7	0	—

Income after financial items	501	502	0%

Taxes	-118	-43	176%
Minority interest	-10	-12	-18%

Net income	373	447	-17%

Number of units shipped (million)	30.8	26.0	18%
ASP (EUR)	123	146	-16%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Dec
EUR million	2007	2006	Change
Net sales	12,916	10,959	18%
Cost of sales	-8,958	-7,775	15%

Gross profit	3,958	3,184	24%
Gross margin %	30.6%	29.1%	2%

Research and development expenses	-1,173	-906	29%
Selling and administrative expenses	-1,260	-1,086	16%

Operating expenses	-2,432	-1,992	22%

Other operating income, net	18	65	-74%

Operating income	1,544	1,257	23%
Operating margin %	11.9%	11.5%	0%

Financial income	62	43	43%
Financial expenses	-32	-2	—

Income after financial items	1,574	1,298	21%

Taxes	-423	-267	59%
Minority interest	-36	-33	9%

Net income	1,114	997	12%

Number of units shipped (million)	103.4	74.8	38%
ASP (EUR)	125	146	-15%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT—ISOLATED QUARTERS

	2007				2006
EUR million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	3,771	3,108	3,112	2,925	3,782	2,913	2,272	1,992
Cost of sales	-2,573	-2,154	-2,192	-2,039	-2,686	-1,995	-1,625	-1,469

Gross profit	1,198	954	921	886	1,096	917	647	524
Gross margin %	31.8%	30.7%	29.6%	30.3%	29.0%	31.5%	28.5%	26.3%

Research and development expenses	-349	-280	-283	-261	-256	-225	-223	-202
Selling and administrative expenses	-375	-280	-321	-284	-367	-287	-246	-186

Operating expenses	-724	-560	-604	-545	-623	-511	-470	-388

Other operating income, net	15	-1	-2	5	10	21	26	7

Operating income	489	393	315	346	484	427	203	143
Operating margin %	13.0%	12.7%	10.1%	11.8%	12.8%	14.6%	8.9%	7.2%

Financial income	19	7	18	18	19	8	8	9
Financial expenses	-7	-16	-6	-2	0	-1	0	0

Income after financial items	501	384	327	362	502	433	211	151

Taxes	-118	-109	-97	-100	-43	-127	-64	-34
Minority interest	-10	-8	-10	-9	-12	-8	-5	-9

Net income	373	267	220	254	447	298	143	109

Number of units shipped (million)	30.8	25.9	24.9	21.8	26.0	19.8	15.7	13.3
ASP (EUR)	123	120	125	134	146	147	145	149

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Dec 31 2007	Sep 30 2007	Dec 31 2006
ASSETS

Total fixed and financial assets	572	511	469

Current assets
Inventories	437	620	437
Accounts receivables	1,870	1,803	1,653
Other assets	345	544	310
Other short-term cash investments	1,431	954	1,580
Cash and bank	724	804	693

Total current assets	4,808	4,725	4,673

Total assets	5,380	5,236	5,141

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	2,026	1,663	1,781
Minority interest	64	70	45

Total equity	2,090	1,733	1,826

Total long-term liabilities	26	22	20
Accounts payable	1,263	1,602	1,276
Other current liabilities	2,001	1,879	2,019

Total current liabilities	3,264	3,481	3,296

Total shareholders' equity and liabilities	5,380	5,236	5,141

Net cash*	2,155	1,758	2,272

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct-Dec
EUR million	2007	2006
OPERATIONS
Net income	373	447
Adjustments to reconcile net income to cash	17	23

	390	470

Changes in operating net assets	44	50

Cash flow from operating activities	434	520

INVESTMENTS
Investing activities	-27	-26

Cash flow from investing activities	-27	-26

FINANCING
Financing activities	0	- 66

Cash flow from financing activities	0	-66

Net change in cash	408	428
Cash, beginning of period	1,758	1,861
Translation difference in Cash	-10	-16

Cash, end of period	2,155	2,273

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Dec
EUR million	2007	2006
OPERATIONS
Net income	1,114	997
Adjustments to reconcile net income to cash	107	85

	1,221	1,082

Changes in operating net assets	-305	100

Cash flow from operating activities	916	1,182

INVESTMENTS
Investing activities	-164	-134

Cash flow from investing activities	-164	-134

FINANCING
Financing activities	- 849	-278

Cash flow from financing activities	-849	-278

Net change in cash	-97	770
Cash, beginning of period	2,273	1,537
Translation difference in Cash	-21	-34

Cash, end of period	2,155	2,273

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
EUR million	2007	2007	2007	2007	2006	2006	2006	2006
OPERATIONS
Net income	373	267	220	254	447	298	143	109
Adjustments to reconcile net income to cash	17	32	30	28	23	20	22	20

	390	299	250	282	470	318	165	129

Changes in operating net assets	44	88	16	-454	50	-21	18	53

Cash flow from operating activities	434	387	266	-172	520	297	183	182

INVESTMENTS
Investing activities	-27	-53	-31	-53	-26	-36	-29	-43

Cash flow from investing activities	-27	-53	-31	-53	-26	-36	-29	-43

FINANCING
Financing activities	0	- 300	- 548	- 1	- 66	- 2	26	- 236

Cash flow from financing activities	0	-300	-548	-1	-66	-2	26	-236

Net change in cash	408	34	-312	-226	428	259	180	-97
Cash, beginning of period	1,758	1,730	2,045	2,273	1,861	1,595	1,428	1,537
Translation difference in Cash	-10	-6	-3	-2	-16	7	-13	-12

Cash, end of period	2,155	1,758	1,730	2,045	2,273	1,861	1,595	1,428

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million

	2007				2006
Isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	2,251	1,715	1,729	1,598	2,145	1,600	1,090	1,029
Americas	636	573	499	365	555	417	328	250
Asia	884	820	885	961	1,082	896	853	713

Total	3,771	3,108	3,112	2,925	3,782	2,913	2,272	1,992

* of which Western Europe	1,569	1,103	1,102	1,078	1,478	1,115	748	674

	2007				2006
Sequential change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	31%	-1%	8%	-26%	34%	47%	6%	-27%
Americas	11%	15%	37%	-34%	33%	27%	31%	-19%
Asia	8%	-7%	-8%	-11%	21%	5%	20%	20%

Total	21%	0%	6%	-23%	30%	28%	14%	-14%

* of which Western Europe	42%	0%	2%	-27%	33%	49%	11%	-35%

	2007				2006
Year over year change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	5%	7%	59%	55%	52%	35%	43%	71%
Americas	15%	37%	52%	46%	79%	77%	53%	53%
Asia	-18%	-8%	4%	35%	83%	42%	33%	36%

Total	0%	7%	37%	47%	64%	42%	41%	55%

* of which Western Europe	6%	-1%	47%	60%	45%	33%	42%	84%

	2007				2006
Year to date	0712	0709	0706	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	7,293	5,042	3,328	1,598	5,865	3,720	2,120	1,029
Americas	2,072	1,436	864	365	1,550	995	578	250
Asia	3,550	2,666	1,846	961	3,544	2,462	1,566	713

Total	12,916	9,145	6,037	2,925	10,959	7,177	4,264	1,992

* of which Western Europe	4,852	3,283	2,179	1,078	4,014	2,537	1,422	674

	2007				2006
YTD year over year change (%)	0712	0709	0706	0703	0612	0609	0606	0603
Europe, Middle East & Africa *	24%	36%	57%	55%	48%	46%	56%	71%
Americas	34%	44%	49%	46%	68%	62%	53%	53%
Asia	0%	8%	18%	35%	48%	37%	35%	36%

Total	18%	27%	42%	47%	51%	45%	47%	55%

* of which Western Europe	21%	29%	53%	60%	46%	46%	59%	84%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 16, 2008